

February 12, 2013

Via E-Mail

Kefei Li, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
Unit 2901, 29F, Tower C
Beijing Yintai Center
No. 2 Jiangoumenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China

> **Re: SYSWIN Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed February 4, 2013**
> **File No. 5-85947**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Letter to Shareholders

1. We note your response to comment one in our letter dated January 28, 2013. Please revise throughout your document to state whether the board and each filing person has determined that the merger is fair to the "unaffiliated shareholders" and the "unaffiliated ADS holders" of the registrant, rather than to the "unaffiliated shareholders and ADS holders."

Opinion of Oppenheimer; the Special Committee's Financial Advisor, page 44
Selected Companies Analysis, page 46

2. We note your response to comment 17 in our letter dated January 28, 2013. Please revise to include either the EBITDA information or the Enterprise Value/EBIDTA multiple information for the selected companies.

Other Factors, page 49

3. We note your response to comment 20 in our letter dated January 28, 2013. Please revise to include a heading for the summary of the premiums paid analysis. Please also revise to identify the going private transactions and the premium paid in each going private transaction.

Alternatives to the Merger, page 54

4. We note that you discuss the alternatives considered by the special committee. Please revise to describe each alternative considered by the board and the reasons for their rejection.

5. We note your response to comment 22 in our letter dated January 28, 2013. Please revise to further explain how a merger is easier to understand, given that shareholders could also receive cash consideration in a tender offer or odd-lot offer.

Material U.S. Federal Income Tax Considerations, page 93

6. We note your response to comment 24 in our letter dated January 28, 2013 and your revised disclosure regarding the tax effect on the registrant; however, we reissue that part of our comment asking you to describe the tax effect on the other filing persons. Refer to Item 1013(d) of Regulation M-A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions